Exhibit 99.1

United Maritime Announces the Acquisition of Three Dry Bulk Vessels consisting of Two Kamsarmaxes and a Bareboat Charter Agreement with a Purchase Option for one Panamax Vessel

February 16, 2023 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today that pursuant to its fleet growth strategy, it has entered into agreements with two unaffiliated third parties to purchase two high quality Kamsarmax dry bulk vessels, with prompt deliveries. The Company also announced that it has entered into a bareboat charter agreement for one Japanese-built modern Panamax dry bulk vessel with an unaffiliated third party in Japan. The bareboat charter agreement includes a purchase option for United.

Acquisition of Two Kamsarmax Dry Bulk Vessels

The first vessel was built in 2009 at Universal Shipbuilding in Japan, has a cargo-carrying capacity of 81,508 dwt and shall be renamed M/V Cretansea. The vessel is expected to be delivered to United by the end of April 2023, subject to satisfaction of certain customary closing conditions.

The second vessel was built in 2010 at Tsuneishi Zhoushan Shipbuilding, has a cargo-carrying capacity of 82,217 dwt and shall be renamed M/V Oasea. The vessel is expected to be delivered to United by mid-April 2023, subject to satisfaction of certain customary closing conditions.

The Company expects to fund the combined purchase price of $39.2 million through a combination of cash on hand and proceeds from new credit facilities which are currently being negotiated.

Bareboat Charter Agreement with a Purchase Option

The Company entered into an eighteen-month, bareboat charter agreement with an unaffiliated third party for a 2013-built Japanese Panamax dry-bulk vessel of 78,173 dwt. Pursuant to the terms of the bareboat charter, United has advanced a down payment of $3.5 million on signing and will further pay $3.5 million on delivery of the vessel to the Company which is estimated to take place within February 2023 and a daily charter rate of $7,300 over the period of the bareboat charter. At the end of the 18-month bareboat period, United has an option to repurchase the Vessel for $12.36 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Following our recent highly-profitable sale of three of our tankers, we are further expanding United’s fleet with the addition of these three vessels, an investment of approximately $63 million upon full consummation of the purchase of the bare-boat transaction.

Our total recent investment in dry bulk will exceed $98 million in five vessels, as we strongly believe that it is the right time to invest in the particular sector. The attractive values of the acquired ships is intended to place United in a position to generate high returns with moderate leverage from an investment funded without diluting our shareholders.

Notwithstanding the seasonal softening of the dry bulk market, the outlook remains strong, supported by all-time low orderbook and the gradually improving global economy. Therefore, these transactions are consistent with our diversified business model, focused on attractive opportunities in sectors with strong fundamentals and upside potential.”

Other Fleet Updates

On February 10, 2023, the Company took delivery of the M/V Goodship, a Capesize dry bulk vessel of 177,536 dwt built in 2005 by Mitsui Engineering & Shipbuilding in Japan. As previously announced, the vessel is chartered by an international charterer for a period until minimum June 2023 up to maximum December 2023, at an index-linked rate. The acquisition of the M/V Goodship was financed by cash on hand and secures an existing loan facility of the Company.

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Including the newly delivered M/V Goodship, the Company operates a fleet of 1 tanker vessel and 2 Capesize dry bulk vessels.

Upon completion of the aforementioned transactions and the previously announced acquisition of the M/V Tradership, the Company's operating fleet will consist of 7 vessels (1 LR2 tanker, 3 Capesize, 2 Kamsarmax, 1 Panamax), with an aggregate cargo carrying capacity of 877,320 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com